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                                                   Filed by CellStar Corporation
                                       Pursuant to Rule 425 under the Securities
                                                                     Act of 1933
                                           Subject Company: CellStar Corporation
                                            Registration Statement No. 005-42959


                       [CELLSTAR CORPORATION LETTERHEAD]


                               September 4, 2001

Stark Investments
1500 W. Market Street
Suite 200
Mequon, WI 53092

Dear Sir or Madam:

     I am writing to you as a holder of CellStar's 5% Convertible Subordinated Notes due 2002. CellStar Corporation would like to determine whether you would have an interest in participating in CellStar's exchange offer of up to 60,142,221 shares of CellStar Common Stock and $20 million in cash for up to $150,000,000 of the Convertible Notes. For each $1,000 principal amount of Notes you tender in the exchange offer, you would receive approximately 400.94 shares of CellStar common stock and $133.33 in cash. The exchange offer is described in the enclosed copy of CellStar's Form S-4 registration statement, which we have filed with the Securities and Exchange Commission but which is not yet effective. We anticipate beginning the exchange offer in early to mid-October.

     If you are interested in participating, please sign the enclosed letter and return it to me or fax it to me at (972) 323-4539.

     No offer to exchange CellStar Common Stock for the Convertible Notes can be accepted and no Convertible Notes can be received until the registration statement on Form S-4 has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

     When CellStar begins the exchange offer, it will file a tender offer statement and other related documents with the Securities and Exchange Commission. You are strongly advised to read these documents when they are available because they contain important information. You may obtain a free copy of these documents, when they are available, from CellStar or at the SEC's website, www.sec.gov.

                                        Very truly yours,

                                        /s/ Elaine Flud Rodriguez
                                        --------------------------------------
                                        Elaine Flud Rodriguez
                                        Sr. Vice President and General Counsel
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CellStar Corporation
1730 Briercroft Court
Carrollton, TX 75006

Ladies and Gentlemen:

The purpose of this letter is to indicate that we are interested in exchanging
our $        principal amount of CellStar's 5% Convertible Subordinated Notes due 2002 for CellStar common stock and cash pursuant to the exchange offer described in CellStar's Form S-4 registration statement, which we have received. This amount represents 100% of the Convertible Notes that we beneficially own. Our indication of interest is not binding and is subject to the terms of your letter to us dated September 4, 2001.

In addition, we will use our best efforts to solicit other holders of the Convertible Notes to accept the exchange offer.

Dated:                                  STARK INVESTMENTS
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                                        By:
                                            -----------------------------
                                                Robert J. Barnard
                                        Title:  Partner